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Wells Fargo Advantage Funds
525 Market Street, 12th Floor
San Francisco, CA 94105

September 14, 2015

Filing Desk

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:  Wells Fargo Advantage Global Dividend Opportunity Fund – File No. 811-22005

Dear Sir or Madam:

Pursuant to Rule 17g-1(g)(1)(B) of the Investment Company Act of 1940, we are filing on behalf of Wells Fargo Advantage Global Dividend Opportunity Fund (the “Fund”):  (i) a copy of the joint insured fidelity bond (including four excess bonds) to which the Fund is a named insured; (ii) a copy of the resolutions of a majority of the board of trustees who are not “interested persons” of the Fund approving the amount, type, form and coverage of the bond and the portion of the premium to be paid by the Fund; and (iii) a copy of the agreement between the Fund and the other named insureds entered into pursuant to paragraph (f) of the rule.

In addition, the Fund states that the following represents the amount of the single insured bond which it would have had to provide and maintain had it not been named as an insured under the joint insured bond:

Wells Fargo Advantage Global Dividend Opportunity Fund - $750,000

Pursuant to the rule, the above amount is based on gross assets at the end of the most recent fiscal quarter prior to the date of determination.  The premiums for the period commencing September 1, 2015 to September 1, 2016 have been paid.

Sincerely,

/s/ Johanne Castro

Johanne Castro

Assistant Secretary

Not FDIC Insured-No Bank Guarantee-May Lost Value